FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of February 2019

Euro Tech Holdings Company Limited
(Translation of Registrant’s name into English)

Unit D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☑                                  Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):

Item 8.01 Other Events

On February 16, 2019, Zhejiang Tianlan Environmental Protection Technology Co. Ltd. (“Blue Sky”), a company incorporated in the Peoples Republic of China in which our wholly owned subsidiary, Euro Tech (Far East) Limited, a Hong Kong corporation, owns a 19.4% equity interest, became aware that one of its major customers had filed for bankruptcy liquidation in the Datong Intermediate People's Court of Shanxi Province, China. As the customer represented approximately 22% of Blue Sky’s receivables for the year ended December 31, 2018, the bankruptcy is expected to have a significant impact on Blue Sky’s performance.

Blue Sky provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants since 2000.

The Company’s total cost of investment in Blue Sky is US$5,540,000. As of December 31, 2017 and 2016, our interest in Blue Sky, which is recorded as interest in affiliates, represented approximately US$8.6 million and US$8.0 million of our total assets, respectively. Further, for the years ended December 31, 2017 and 2016, we recognized income from Blue Sky, which is recorded as equity in income of affiliates, of US$712,000 and US$689,000, respectively.

The final impact of the bankruptcy of Blue Sky’s customer on Blue Sky’s and/or the Company’s performance or results of operations cannot be presently determined.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

February 25, 2019	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer

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